UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: February 21, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated February 21, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 21, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Declared a cash dividend of $0.03 per share for the quarter ended December 31, 2012.

•

Reported fourth quarter 2012 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $7.8 million, or $0.09 per share (excluding specific items which increased GAAP net loss by $348.8 million, or $4.18 per share, of which includes a $352.5 million non-cash vessel impairment charge).

•	Completed sale of a 1998-built Aframax tanker for net proceeds of $9.1 million on January 22, 2013.

•	Total liquidity of $327.3 million at December 31, 2012.

•	Moved to fixed dividend policy, commencing with the first quarter 2013 dividend, set at an annual amount of $0.12 per share, payable quarterly.

Hamilton, Bermuda, February 21, 2013—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported its results for the three months ended December 31, 2012. During the fourth quarter of 2012, the Company generated $10.8 million, or $0.13 per share, in Cash Available for Distribution(2), compared to $9.7 million, or $0.12 per share, in the third quarter of 2012. On February 20, 2013, Teekay Tankers declared a dividend of $0.03 per share(3) for the fourth quarter of 2012, which will be paid on March 11, 2013 to all shareholders of record on March 4, 2013.

Since the Company’s initial public offering in December 2007, it has declared a dividend in 21 consecutive quarters, which now totals $7.185 per share on a cumulative basis (including the dividend to be paid on March 11, 2013).

“Stronger spot rates materialized for brief periods later in the fourth quarter; however, the current oversupply of tanker capacity, combined with reduced OPEC oil production, has largely offset any seasonal strengthening of crude tanker rates so far in the first quarter of 2013,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “On a positive note, increasing product tanker demand has led to relatively stronger LR2 product tanker rates, a trend that we believe will continue in the medium-term due to the increased refinery capacity east of Suez, and a corresponding increase in long-haul product tanker demand.”

“As a result of the continuing weak tanker market across most segments, delays to the expected tanker market recovery and a further decline in vessel market values during the course of the year, Teekay Tankers’ US GAAP financial results for the fourth quarter of 2012 include a non-cash vessel impairment charge of approximately $353 million,” Mr. Chan added. “Vessel values over the past five years have fallen significantly, and ships recorded on the books at these historically high values have become impaired. The ships which were affected the most are the Suezmaxes acquired by Teekay Corporation in 2007, and recorded on Teekay Tankers’ balance sheet at the same values due to dropdown accounting rules. It is important to note that for the 13 vessels acquired more recently, in June 2012, had these ships been recorded on our balance sheet at Teekay Tankers’ actual purchase price, rather than Teekay Corporation’s book value, none of these vessels would have been written-down. The vessel impairment charge included in our fourth quarter results is non-cash in nature and does not impact the Company’s Cash Available for Distribution or cash dividend, nor does it affect any covenants related to Teekay Tankers’ debt facilities.”

(1)	Adjusted net loss attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation.
(3)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.

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“Despite the weak tanker market outlook for 2013, Teekay Tankers remains financially strong with a manageable debt level and over $325 million of available liquidity as at December 31, 2012,” Mr. Chan continued. “At the current cyclically low asset values for both secondhand and newbuilding tankers, we believe this market provides favorable opportunities for investment in future growth either through the ordering of new, fuel-efficient vessels or the acquisition of quality on-the-water tonnage.”

Mr. Chan continued, “In line with our goals of fleet renewal and growth, we have also elected to move Teekay Tankers to a fixed dividend policy. Commencing with the first quarter 2013 dividend, payable in June 2013, the dividend will be fixed at an annual amount of $0.12 per share, payable quarterly. We believe this is a sustainable level based on our existing fleet size and employment mix, and is a prudent policy which will enable us to retain an increasing amount of operating cash flow as the tanker market recovers for investment in Teekay Tankers’ future growth.”

Summary of Recent Transactions

Commencing December 8, 2012, Teekay Tankers time-chartered out the Aframax tanker Esther Spirit for a period of 12 months at a rate of $14,250 per day. In January 2013, the Company time-chartered in the Aframax tanker BM Breeze for a period of 12 months at a rate of $11,100 per day which includes an option for the Company to extend the time-charter for an additional 12-month period at a rate of $12,600 per day. In addition, the Company exercised its extension option on the time-charter in of the Aframax tanker Star Lady at a rate of $12,250 per day until July 2013.

On January 22, 2013, Teekay Tankers completed the sale of an Aframax tanker, the Nassau Spirit, for net proceeds of $9.1 million. The sale was completed ahead of the vessel’s third special survey to avoid upcoming dry-docking costs as well as to reduce the Company’s exposure to older spot-traded vessels that often experience increased discrimination from charterers.

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Tanker Market

Crude tanker spot rates improved marginally late in the fourth quarter of 2012 due primarily to seasonal factors. The improvement in rates was particularly noticeable during December when global Suezmax and Aframax spot rates increased to six-month highs. In the Suezmax segment, rates were supported by an increase in cargoes from West Africa as oil production in Nigeria recovered following a series of force majeure related outages. In the Aframax sector, an increase in North Sea oil production and seasonal weather disruptions gave support to Atlantic rates during December. Crude tanker rates have subsequently weakened during the first quarter of 2013 as the start of seasonal refinery maintenance and lower OPEC oil production have weighed on tanker demand.

Long Range 2 (LR2) product tanker rates strengthened to the highest level in three years during the fourth quarter of 2012. A decrease in Iranian liquefied petroleum gas exports due to sanctions forced some Asian petrochemical plants to switch over to naphtha during the fourth quarter, leading to an open West-East naphtha arbitrage and a sharp increase in Western naphtha movements into Asia. An increase in product exports from India and reduced competition from crude tanker newbuildings on the East-West gasoil trade also gave support to LR2 rates during the fourth quarter.

The global tanker fleet grew by a net 18.0 million deadweight tonnes (mdwt), or 3.8 percent, during 2012. A total of 32.4 mdwt of tankers delivered into the fleet, down from 40.2 mdwt in 2011, while scrapping and removals increased slightly to 14.5 mdwt from 14.0 mdwt in 2011. Looking ahead to 2013, the Company estimates that tanker deliveries will total approximately 30 mdwt while scrapping is forecast to total approximately 13 mdwt. As a result, the Company estimates net tanker fleet growth of approximately 17 mdwt, or 3.5 percent, in 2013, the lowest level of tanker fleet growth in percentage terms since 2003. Fleet growth during 2013 is expected to be weighted towards the Very Large Crude Carrier (VLCC) and Suezmax sectors with negligible or declining growth in the Aframax and LR2 sectors.

Global oil demand is expected to grow by 0.9 million barrels per day (mb/d) during 2013 according to the average of forecasts from the International Energy Agency (IEA), Energy Information Administration (EIA) and Organization of Petroleum Exporting Countries (OPEC). This represents the same level of oil demand growth as in 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.3 mb/d during 2013, which could result in lower tonne-mile demand for crude tankers compared to 2012.

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Financial Summary

The Company reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $7.8 million, or $0.09 per share, for the quarter ended December 31, 2012, compared to adjusted net loss attributable to shareholders of Teekay Tankers of $1.2 million, or $0.02 per share, for the same period in the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily the result of the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters and the renewal of certain time-charter out contracts at lower rates, which resulted in lower average realized rates compared to the same period in the prior year. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net loss attributable to shareholders of Teekay Tankers by $348.8 million, or $4.18 per share, and decreasing net loss attributable to shareholders of Teekay Tankers by $0.7 million, or $0.01 per share, for the three month periods ended December 31, 2012 and December 31, 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $356.6 million, or $4.27 per share, for the quarter ended December 31, 2012, compared to a net loss attributable to shareholders of Teekay Tankers of $0.5 million, or $0.01 per share, for the quarter ended December 31, 2011. Net revenues(2) were $44.5 million and $47.5 million for the fourth quarters of 2012 and 2011, respectively.

The adjusted net loss attributable to shareholders of Teekay Tankers (as detailed in Appendix A to this release) for the year ended December 31, 2012 was $11.4 million, or $0.14 per share, compared to adjusted net income attributable to shareholders of Teekay Tankers of $10.1 million, or $0.17 per share, for the prior year. The reduction in the adjusted net income attributable to shareholders of Teekay Tankers was primarily the result of the drydockings of four Suezmax tankers in 2012, the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, and the renewal of certain time-charter out contracts at lower rates, which resulted in lower average realized rates compared to the prior year. Adjusted net income attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net loss attributable to shareholders of Teekay Tankers by $349.6 million, or $4.40 per share, and decreasing net income attributable to shareholders of Teekay Tankers by $19.1 million, or $0.32 per share, for the year ended December 31, 2012 and December 31, 2011, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to shareholders of Teekay Tankers of $361.0 million, or $4.54 per share, for the year ended December 31, 2012, compared to a net loss attributable to shareholders of Teekay Tankers of $9.1 million, or $0.15 per share, for the year ended December 31, 2011. Net revenues(2) were $192.8 million for the year ended December 31, 2012, compared to $211.6 million for same period last year.

For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments in the statements of loss. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses in the statements of loss.

The Company’s financial statements for the prior periods include historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation.

Vessel Impairment Charge

Due to the current economic environment for the tanker industry and the Company’s current outlook for expected future earnings from the Teekay Tankers’ conventional tanker fleet, the estimated future cash flows for certain of the Company’s tankers were lower than the book values of these vessels at December 31, 2012. As a result, under US GAAP, the Company is required to reduce the book value of the affected vessels on its December 31, 2012 balance sheet to their estimated fair market values, which in total are $352.5 million lower than their prior carrying value. This difference is included in the Company’s fourth quarter and fiscal 2012 statements of loss as a write-down of vessels and equipment. The majority of this non-cash impairment charge relates to seven Suezmax tankers that have a similar age (eight to 10 years) and carrying value. The impairment charge is non-cash in nature and thus, has no impact on the Company’s cash flows, liquidity, or loan covenants. As at December 31, 2012, the Company was in compliance with all covenants relating to its revolving credit facilities and term loans. Only $109 million, or approximately 15 percent, of the Company’s outstanding loan balances as at December 31, 2012, are subject to covenants related to minimum vessel value to loan ratios which are currently above the minimum ratio requirements.

(1)	Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2012	September 30, 2012	December 31, 2011(ii)
Time-Charter Fleet
Suezmax revenue days	362	366	275
Suezmax TCE per revenue day(i)	$21,036	$20,954	$26,336
Aframax revenue days	714	717	571
Aframax TCE per revenue day(i)	$17,769	$18,255	$19,133
MR revenue days	276	271	—
MR TCE per revenue day(iii)	$25,287	$25,960	—

Spot Fleet
Suezmax revenue days	538	487	273
Suezmax TCE per revenue day	$11,515	$14,081	$12,922
Aframax revenue days	424	414	428
Aframax TCE per revenue day	$13,384	$11,688	$8,542
LR2 revenue days	276	276	—
LR2 TCE per revenue day	$15,889	$12,601	—

Total Fleet
Suezmax revenue days	900	853	548
Suezmax TCE per revenue day(i)	$15,345	$17,031	$19,656
Aframax revenue days	1,138	1,131	999
Aframax TCE per revenue day(i)	$16,141	$15,851	$14,595
LR2 revenue days	276	276	—
LR2 TCE per revenue day	$15,889	$12,601	—
MR revenue days	276	271	—
MR TCE per revenue day(iii)	$25,287	$25,960	—

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The TCE rates in the table above exclude the results of the acquisition of the 13 conventional tankers from Teekay Corporation prior to their acquisition by the Company in June 2012.
(iii)	The charter rate on one of the Medium Range (MR) tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of February 1, 2013:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers(i)	2	—	—	2
Aframax Tankers(ii)	9	—	—	9
MR Product Tankers	3	—	—	3
VLCC Tankers	—	—	1	1

Total Fixed-Rate Fleet	14	—	1	15

Spot-rate:

Suezmax Tankers(i)	8		—	8
Aframax Tankers(iii)(iv)(v)	2	2	—	4
LR2 Product Tankers	3	—	—	3

Total Spot Fleet	13	2	—	15

Total Teekay Tankers Fleet	27	2	1	30

(i)	Two Suezmax tankers, the Narmada Spirit and the Godavari Spirit, delivered to the Gemini Pool in January 2013 after completion of their time-charter out contracts.
(ii)	Commencing December 8, 2012, the Aframax tanker Esther Spirit was time-chartered out for a 12-month period at rate of $14,250 per day.
(iii)	The Aframax tanker Star Lady was extended on time-charter in for an additional six-month period ending in July 2013, with an additional option to extend for a 12-month period at a higher rate.
(iv)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2014 with an option to extend for an additional 12-month period at a higher rate.
(v)	The sale of the Aframax tanker Nassau Spirit was completed on January 22, 2013.

The fleet list above includes one VLCC newbuilding that Teekay Tankers owns through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited entered into in October 2010. The newbuilding is scheduled to deliver in the second quarter of 2013, at which time it will commence a time-charter out contract to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

In July 2010, the Company made loans secured by first-priority ship mortgages on two VLCCs, the income of which the Company believes approximates that of two vessels trading on fixed-rate bareboat charters. Including the income earned from these loans, the Company expects to have fixed coverage of approximately 42 percent for fiscal 2013.

Liquidity

As of December 31, 2012, the Company had total liquidity of $327.3 million (which consisted of $26.3 million of cash and $301.0 million in an undrawn revolving credit facility), compared to total liquidity of $382.9 million as at September 30, 2012. The change in liquidity during the fourth quarter is due to the scheduled amortization of the Company’s revolving credit facilities.

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Conference Call

The Company plans to host a conference call on February 21, 2013 at 1:00 p.m. (ET) to discuss its results for the fourth quarter of 2012. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 4846815.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, February 28, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4846815.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, and has time-chartered in two Aframax tankers, which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a VLCC newbuilding through a 50 percent joint venture, which is scheduled to deliver in the second quarter of 2013. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)(1)	(unaudited)(1)
Time-charter revenues	27,339	28,356	36,088	123,364	155,591
Net pool revenues	15,241	14,638	9,389	62,328	48,158
Voyage charter revenue	28	210	—	238	—
Interest income from investment in term loans	2,885	2,880	2,861	11,499	11,323

REVENUES	45,493	46,084	48,338	197,429	215,072

OPERATING EXPENSES
Voyage expenses	1,017	2,172	848	4,618	3,449
Vessel operating expenses	23,615	23,529	21,350	89,215	84,089
Time-charter hire expense	841	804	2,436	3,950	4,046
Depreciation and amortization	18,431	17,896	18,155	72,365	74,482
General and administrative	3,791	3,327	3,224	14,930	16,125
Goodwill Impairment	—	—	—	—	19,294
Write-down of vessels and equipment	352,546	—	—	352,546	58,034

	400,241	47,728	46,013	537,624	259,519

(Loss) income from operations	(354,748)	(1,644)	2,325	(340,195)	(44,447)

OTHER ITEMS
Interest expense	(2,840)	(2,954)	(7,417)	(20,009)	(40,539)
Interest income	14	15	9	50	71
Realized and unrealized gain (loss) on derivative instruments(2)	1,263	(4,252)	(1,833)	(7,963)	(27,783)
Other expenses	(258)	(826)	(20)	(2,064)	(377)

	(1,821)	(8,017)	(9,261)	(29,986)	(68,628)

Net loss	(356,569)	(9,661)	(6,936)	(370,181)	(113,075)

Loss per share attributable to shareholders of Teekay Tankers(3) - Basic and diluted	($4.27)	($0.12)	($0.01)	($4.54)	($0.15)
Weighted-average number of Class A common shares outstanding - Basic and diluted	71,091,030	71,091,030	49,376,744	67,039,605	48,270,525
Weighted-average number of Class B common shares outstanding - Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	83,591,030	83,591,030	61,876,744	79,539,605	60,770,525

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(1)	The Company acquired 13 vessels from Teekay Corporation in June 2012. Results for the 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A.
(2)	Includes realized losses relating to interest rate swaps of $2.4 million, $2.4 million and $2.5 million for the three months ended December 31, 2012, September 30, 2012 and December 31, 2011, respectively, and $9.5 million and $39.0 million for the years ended December 31, 2012 and December 31, 2011, respectively. The realized loss relating to interest rate swap for the year ended December 31, 2011 includes $29.8 million attributable to the interest rate swap that was acquired as part of the Dropdown Predecessor, which had its fixed interest rate amended in the first quarter of 2011 from 5.07 percent to 2.51 percent.
(3)	Loss per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net (loss) income of the Company after adjusting for the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	December 31, 2012	September 30, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)(1)
ASSETS
Cash	26,341	26,298	18,566
Pool receivable from related parties	9,101	8,611	4,360
Interest receivable	1,565	1,754	1,754
Vessel held for sale	9,114	—	—
Other current assets	14,237	9,478	8,752
Due from affiliates (current and long-term)	24,787	22,619	166,346
Vessels and equipment	885,992	1,266,594	1,310,496
Investment in term loans	117,820	117,581	116,844
Loan to joint venture	9,830	9,830	9,830
Other non-current assets	6,869	6,881	4,521

Total assets	1,105,656	1,469,646	1,641,469

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	21,228	16,902	18,891
Current portion of long-term debt	25,246	25,246	26,268
Current portion of derivative instruments	7,200	6,228	6,652
Other current liabilities	4,564	2,121	3,824
Due to affiliates	3,592	16,154	91,200
Long-term debt	710,455	706,896	882,462
Other long-term liabilities	31,188	35,715	34,008
Equity	302,183	660,384	578,164

Total liabilities and equity	1,105,656	1,469,646	1,641,469

(1)	In accordance with GAAP, the balance sheet as at December 31, 2011 includes the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2012	December 31, 2011
	(unaudited)(1)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	27,542	24,020

FINANCING ACTIVITIES
Proceeds from long-term debt	32,226	15,000
Repayments of long-term debt	(13,522)	(1,800)
Prepayment of long-term debt	(60,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	2,312	269,874
Repayment from long-term debt of Dropdown Predecessor	(10,372)	(18,567)
Prepayment from long-term debt of Dropdown Predecessor	(15,000)	—
Acquisition of 13 vessels from Teekay Corporation	(9,509)	—
Due to / from affiliates	16,913	(287,101)
Equity contribution from Teekay Corporation	9,507	69,169
Proceeds from issuance of Class A common stock	69,000	112,054
Share issuance costs	(3,229)	(4,949)
Cash dividends paid	(32,231)	(51,358)

Net financing cash flow	(13,905)	(16,006)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,518)	(4,337)
Investment in joint venture	(3,344)	—

Net investing cash flow	(5,862)	(4,337)

Increase in cash and cash equivalents	7,775	3,677
Cash and cash equivalents, beginning of the year	18,566	14,889

Cash and cash equivalents, end of the year	26,341	18,566

(1)	In accordance with GAAP, the statements of cash flows for the 12-month periods ended December 31, 2012 and December 31, 2011, respectively, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31, 2012		December 31, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(356,569)	($4.27)	(6,936)	($0.11)
Add:
Net loss attributable to the Dropdown Predecessor	—		6,471	$0.10

Net loss attributable to shareholders of Teekay Tankers	(356,569)	($4.27)	(465)	($0.01)
(Subtract) add specific items affecting net loss:
Unrealized gain on interest rate swaps (1)	(3,735)	($0.04)	(697)	($0.01)
Write-down of vessels and equipment (2)	352,546	$4.22	—	—

Total adjustments	348,811	$4.18	(697)	($0.01)

Adjusted net loss attributable to shareholders of Teekay Tankers	(7,759)	($0.09)	(1,162)	($0.02)

	Year Ended
	December 31, 2012		December 31, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(370,181)	($4.65)	(113,075)	($1.87)
Add:
Net loss attributable to the Dropdown Predecessor	9,163	$0.11	104,010	$1.72

Net loss attributable to shareholders of Teekay Tankers	(361,018)	($4.54)	(9,065)	($0.15)
Add (subtract) specific items affecting net loss:
Unrealized (gain) loss on interest rate swaps (1)	(3,810)	($0.04)	5,330	$0.09
Goodwill impairment charge (3)	—	—	13,310	$0.22
Write-down of vessels and equipment (2)	352,546	$4.43	—	—
Other (4)	840	$0.01	478	$0.01

Total adjustments	349,576	$4.40	19,118	$0.32

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(11,442)	($0.14)	10,053	$0.17

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	The amount for the three months and year ended December 31, 2012 relates to impairment charges associated with the Company’s Suezmax tankers, certain of its older Aframax tankers, and one Medium Range (MR) product tanker. For the year ended December 31, 2011, the write-down of $58.0 million on three MR product tankers relating to the Dropdown Predecessor is included in the “Net loss attributable to the Dropdown Predecessor” adjustment in the table above.

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(3)	The amount for the year ended December 31, 2011 relates to a goodwill impairment charge associated with the Company’s Suezmax tanker fleet. For the year ended December 31, 2011, a goodwill impairment charge of $6.0 million relating to the Dropdown Predecessor is included in the “Net loss attributable to the Dropdown Predecessor” adjustments in the tables above.
(4)	The amount for the year ended December 31, 2012 relates to transaction costs related to the Company’s acquisition of 13 conventional tankers from Teekay Corporation in June 2012. The amount for the year ended December 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.

APPENDIX B – CASH DIVIDEND CALCULATION

(in thousands of U.S. dollars, except share and per share data)

Cash Available for Distribution

For the quarter ended December 31, 2012, the Company’s declared dividend was based on its Cash Available for Distribution, subject to any reserves its board of directors determined are required for the prudent conduct of its business. Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
December 31, 2012
(unaudited)
Net loss for the period	(356,569)
Add:
Depreciation and amortization	18,431
Write down of vessels and equipment	352,546
Other	89
Less:
Unrealized gain on interest rate swaps	(3,735)

Cash Available for Distribution before Reserves	10,762

Less:
Reserve for drydocking and capital expenditures	(3,400)
Reserve for loan repayments	(5,000)

Cash Available for Distribution after Reserves	2,362

Weighted average number of common shares outstanding for the quarter ended	83,591,030

Cash dividend per share (rounded)	$0.03

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a future tanker market recovery; the Company’s financial position and ability to acquire additional assets; the Company’s fixed coverage for fiscal 2013; the Company’s ability to generate surplus cash flow and pay dividends; the timing and certainty of investment in future growth opportunities; the anticipated timing of delivery of the joint venture’s VLCC newbuilding; compliance with the Company’s loan covenants, including loan-to-hull-value covenants relating to certain loans; and the timing and sustainability of the Company’s move to a fixed dividend policy and the expected dividend amount. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; future issuances of the Company’s common stock; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to meet its payment obligations; increases in the Company’s expenses, including any dry-docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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